UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For February 27, 2026

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, piso 26

(1107), Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

tgs

2025

4th Quarter Earnings Release

tgs

Buenos Aires, Argentina, February 27, 2026.

NYSE | TGS

BYMA Bolsas y Mercados Argentinos | TGSU2

tgs announces results for the fourth quarter (“4Q”)

ended on December 31, 2025 (1)

Transportadora de Gas del Sur ("tgs", "the Company", “us”, “our”, or “we”) is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with an average firm-contracted capacity of 89.9 MMm3/d. We are one of the main natural gas processors. In addition, our infrastructure investment in the Vaca Muerta formation places us as one of the main Midstreamers in Argentina.

Our shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

Our controlling company is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 53.83% of the total shares. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) Grupo Investor Petroquímica S.L. (GIP), led by the Sielecki family, and PCT L.L.C. hold the remaining 50%.

For further information, see our website:

https://www.tgs.com.ar/en/investors/

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of December 31, 2025

tgs holds 752,761,058 outstanding shares.

(1) The financial information included in this press release is based, unless otherwise stated, on the consolidated financial statements and is presented in millions of constant Argentine pesos as of December 31, 2025 (Ps.), which is based on the application of International Financial Reporting Standards (“IFRS”).

Buenos Aires, Argentina, February 27, 2026

tgs reported comprehensive income for the 4Q2025 of Ps. 123,982 million, equivalent to Ps. 164.70 per share (Ps. 823.52 per ADS), compared to a comprehensive income of Ps. 170,513 million, or Ps. 226.52 per share (Ps. 1,132.58 per ADS) for the fourth-month period ended December 31, 2024 (4Q2024).

Operating profit for 4Q2025 amounted to Ps. 207,192 million, representing a decrease of Ps. 53,658 million compared to the same period in 2024. This variation was mainly explained by the reversal of the impairment of PPE recorded in 2024 in the Natural Gas Transportation segment, which had amounted to Ps. 52,127 million.

Additionally, cost of sales and selling and administrative expenses increased by Ps. 12,847 million.

These effects were partially offset by higher revenues, which totaled Ps. 15,079 million and were driven primarily by the Natural Gas Transportation and Other Services segments, but were partially offset by lower revenues in the Liquids segment.

Financial results were negative by Ps. 10,084 million in 4Q2025, compared to a positive result of Ps. 7,788 million in 4Q2024.

Highlights during 4Q2025 and beyond

On November 13, 2025, tgs successfully placed a US$500 million debt issuance in the international capital markets with a 10-year term, the longest maturity in the Company’s financial history. The bond carries an annual coupon of 7.75% and priced a yield of 8%. The offering attracted demand of US$1.3 billion, more than double the offered amount, reflecting strong investor interest and confidence in tgs’ financial strength and credit profile.

Analysis of the results

In the 4Q2025, tgs reported revenues of Ps. 473,480 million, compared to Ps. 458,401 million recorded in 4Q2024, representing an increase of Ps. 15,079 million.

The breakdown of cost of sales, administrative and selling expenses for 4Q2025 and 4Q2024 is shown in the table below:

Cost of sales and administrative and selling expenses increased by Ps. 12,847 million, mainly due to higher: (i) depreciation amounting to Ps. 6,941 million; (ii) insurance premiums for Ps. 5,465 million; (iii) third-party services and professional fees for Ps. 4,748 million; (iv) labor costs for Ps. 2,462 million; and, (v) impairment of trade receivables related to a customer in the Midstream business segment for Ps. 2,013 million. These effects were partially offset by lower cost of natural gas purchased for liquids production amounting to Ps. 6,781 million (mainly due to lower restated prices in accordance with IAS 29) and lower taxes, fees and contributions totaling Ps. 2,401 million (mainly due to lower export duties).

Financial results are presented on a nominal basis and show the impact in the monetary position in single line item. In 4Q2025, financial results were negative by Ps. 10,084 million, compared to a positive result of Ps. 7,788 million recorded in 4Q2024. This negative variation was mainly due to higher interest expense on liabilities, amounting to Ps. 12,318 million, and lower returns generated by financial assets, totaling Ps. 8,081 million.

Analysis of operating profit
by business segment
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Million of Argentine Pesos
Natural Gas Transportation
Liquids
Midstream
4Q2025
4Q2024

Natural Gas Transportation

Operating profit of the Natural Gas Transportation segment for 4Q2025 amounted to Ps. 79,690 million, compared to operating income of Ps. 130,302 million recorded in 4Q2024.

Natural gas transportation revenues accounted for approximately 38% of total revenues in both 4Q2025 and 4Q2024.

Revenues from this segment are derived mainly from firm natural gas transportation contracts, which represented approximately 78% and 84% of the total revenues for this segment in 4Q2025 and 4Q2024, respectively.

The negative variation in operating income was mainly explained by the reversal of the impairment of PPE recognized in 4Q2024, amounting to Ps. 52,127 million, in accordance with International Accounting Standard (IAS) 36.

Revenues, on the other hand, grew by Ps. 2,178 million. This increase was mainly explained by the tariff adjustments received (Ps. 31,889 million) as well as higher revenues from natural gas transportation services (Ps. 9,611 million). These effects were partially offset by the negative impact of the restatement to constant currency in accordance with IAS 29, amounting to Ps. 40,935 million.

The cost of sales and administrative and selling expenses increased by Ps. 4,567 million, mainly due to higher depreciation and higher maintenance costs of the gas pipeline system.

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for approximately 41% and 46% of total revenues in 4Q2025 and 4Q2024, respectively. During 4Q2025, production increased by 11,119 tons, reaching 331,099 tons.

During 4Q2025, operating profit for this business segment amounted to Ps. 84,184 million, representing a decrease of Ps. 14,342 million compared to the same period of 2024 (Ps. 98,525 million). This decrease was mainly explained by lower revenues of Ps. 11,378 million and higher charges in other operating results, net, amounting to Ps. 3,338 million, and were primarily attributable to the impact of a climate-related event. These effects were partially offset by lower charges related to the cost of natural gas and export duties.

Revenues totaled Ps. 197,606 million in 4Q2025, compared to Ps. 208,984 million in the same period of 2024. This decrease was mainly driven by a loss of Ps. 47,524 million resulting from the accounting restatement in accordance with IAS 29 as well as the decline in export prices, amounting to Ps. 37,367 million. These effects were partially offset by the positive impact of: (i) the nominal exchange rate (Ps. 58,437 million), (ii) domestic propane and butane prices (Ps. 9,952 million), and (iii) higher sales volumes (Ps. 7,878 million).

Volumes sold rose by 14,446 tons (4%) compared to 4Q2024. The breakdown of volumes dispatched by market and product and revenues by market are included below:

Operating data - Production and Commercialization of Liquids
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
4Q2021
4Q2022
4Q2023
4Q2024
4Q2025
Ethane
Propane local market
Butane local market
Propane foreign market
Butane foreign market
Natural gasoline
Production

Midstream and Telecommunications

Midstream and Telecommunications business segment includes mainly services provided by tgs at Vaca Muerta, representing approximately 21% and 16% of our total revenues for 4Q2025 and 4Q2024, respectively.

Operating profit rose by Ps. 11,296 million, mainly as a result of the increase in revenues of Ps. 24,279 million in 4Q2025 compared to 4Q2024. This effect was partially offset by higher net cost of sales and administrative and selling expenses, which grew by Ps. 11,470 million.

The increase in revenues was mainly driven by higher natural gas transportation and conditioning services in Vaca Muerta, amounting to Ps. 20,297 million, and by the nominal exchange rate effect on revenues denominated in U.S. dollars totaling Ps. 20,854 million. These effects were partially offset by the impact of the restatement in accordance with IAS 29, amounting to Ps. 15,870 million.

Higher cost of sales and administrative and selling expenses were mainly impacted by higher depreciation (Ps. 4,870 million), impairment charges on financial assets (trade receivables) (Ps. 2,311 million), labor costs (Ps. 2,064 million), and turnover tax (Ps. 1,522 million). These effects were partially offset by lower costs of third-party services, amounting to Ps. 1,082 million.

Operating Information - Vaca Muerta System
MMm3/d
30
25
20
15
10
5
0
4Q2021
4Q2022
4Q2023
4Q2024
4Q2025
Average daily Deliveries (transportation)
Average natural gas injection (conditioning)
Average firm contracted capacity (transportation)
Average firm conditioning capacity (conditioning)

Financial position analysis

Net debt

As of December 31, 2025, the Company’s net financial debt negative position of Ps. 102,569 million, compared to a negative position of Ps. 284,710 million as of December 31, 2024. The change was mainly driven by an increase in total financial debt, which amounted to Ps. 1,705,606 million, and was partially offset by a higher balance of cash and cash equivalents and financial assets.

During 4Q2025, tgs incurred in new bank financial debt amounting to Ps. 150,328 million (US$101.2 million).

As of December 31,2025, current financial debt totaled Ps. 244,878 million, while non-current financial debt amounted to Ps. 1,460,728 million. On both dates, all of the Company’s financial debt was denominated in foreign currency. The increase from the year ended December 31, 2024, was mainly related to the issuance of the 2035 Notes in November 2025.

The table below shows a reconciliation of our net debt:

The maturity profile of the principal of our financial debt as of December 31, 2025, is as follows:

Liquidity and capital resources

The net variation in cash and cash equivalents for 4Q2025 and 4Q2024 is broken down as follows:

As of December 31, 2025, and 2024, the funds allocation was as follows:

The table below shows a reconciliation of the free cash flows for the 4Q2025 and 4Q2024 periods:

4Q2025 vs. 4Q2024

During 4Q2025, cash flow provided by operating activities amounted to Ps. 108,692 million, compared to Ps. 217,827 million in the same period of 2024. The year-over-year decrease was mainly explained by lower comprehensive income, an increase in working capital and higher income tax paid.

Cash flow used in investing activities amounted to Ps. 227,440 million in 4Q2025, compared to Ps. 152,420 million used in 4Q2024. The increase was mainly due to higher investments not classified as cash, which were partially offset by lower payments for the acquisition of PPE.

Finally, cash flow provided by / (used in) financing activities in 4Q2025 amounted to Ps. 855,835 million, compared to funds used of Ps. 28,041 million in 4Q2024. This change was mainly driven by the issuance of the 2035 Notes and the incurrence of bank borrowings.

4Q2025 earnings videoconference

We invite you to participate in the videoconference to discuss this 4Q2025 announcement on Monday March 2, 2026 at 9:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time.

For those interested in participating in our earnings videoconference, there will be a live webcast that you can access at:

https://us02web.zoom.us/webinar/register/WN_kjEeAQY5QsyL-rXMkYEz7w

The following section includes financial information.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "guidance," "may,", "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.

Investors should read the section entitled " Item 3. Key Information—D. Risk Factors " and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: operating profits, new investments and projects, including their expected development, completion, commercial operations date, expected financial and operating performance (including enterprise value to EBITDA multiples), expected output capacity, anticipated synergies and market dynamics relating to such investments and projects; the Inflation Reduction Act in the U.S (“IRA”) and benefits thereunder; our anticipated limited exposure to current market risks, including our position with respect current market risks and the potential impact from foreign exchange rates and interest rates on CAFD; the impact from potential caps on market prices in the net value of our assets; taxes on energy companies in Spain; equity investments; estimates and targets; escalation factors in relation to inflation; net corporate leverage based on CAFD estimates; financial flexibility; the use of non-IFRS measures as a useful predicting tool for investors; and various other factors, including those factors discussed under “Item 3. Key Information—D. Risk Factors” and “Item 5.A—Operating Results” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC.

Non-IFRS Financial Measures

This press release also includes certain non-IFRS financial measures. Non-IFRS financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

We present non-IFRS financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-IFRS financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-IFRS financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

Rounding: Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

Business Segment information

	Natural Gas Transportation	Liquids	Midstream	Telecommunications	Total
	(In million of Argentine Pesos)				
FY2025					
Revenues	705,124	660,573	347,314	7,615	1,720,626
Depreciation	(123,134)	(14,169)	(64,658)	-	(201,961)
Operating profit / (loss)	321,682	216,995	165,174	(370)	703,481
Investments in PPE	117,862	12,336	112,780	-	242,978
FY2024					
Revenues	580,296	732,283	283,797	8,212	1,604,587
Depreciation	(112,449)	(13,284)	(44,841)	-	(170,574)
Reversal of impairment of PPE	52,127	-	-	-	52,127
Operating profit	290,003	293,558	153,406	100	737,067
Investments in PPE	108,022	21,446	285,617	-	415,085

	Natural Gas Transportation	Liquids	Midstream	Telecommunications	Total
	(In million of Argentine Pesos)				
4Q2025					
Revenues	178,361	197,606	95,346	2,168	473,480
Depreciation	(30,758)	(3,637)	(17,349)	-	(51,744)
Operating profit / (loss)	79,690	84,184	43,359	(40)	207,192
Investments in PPE	48,111	3,146	26,946	-	78,202
4Q2024					
Revenues	176,183	208,984	71,316	1,918	458,401
Depreciation	(28,887)	(3,436)	(12,479)	-	(44,802)
Reversal of impairment of PPE	52,127	-	-	-	52,127
Operating profit / (loss)	130,302	98,526	32,746	(724)	260,850
Investments in PPE	35,915	4,215	80,502	-	120,633

	Natural Gas Transportation	Liquids	Midstream	Telecommunications	Total
	(In million of Argentine Pesos without inflation adjustment - Non Audited)				
FY2025					
Revenues	621,852	591,508	310,378	6,188	1,529,926
Depreciation	(10,597)	(1,225)	(12,603)	-	(24,425)
Operating profit	400,584	199,185	195,224	37	795,030
Investments in PPE	98,792	11,271	106,782	-	216,845
FY2024					
Revenues	379,241	448,018	176,255	4,977	1,008,491
Depreciation	(4,841)	(777)	(2,822)	-	(8,440)
Operating profit/ (loss)	233,865	182,174	119,060	(117)	534,982
Investments in PPE	77,491	14,263	180,183	-	271,937

	Natural Gas Transportation	Liquids	Midstream	Telecommunications	Total
	(In million of Argentine Pesos without inflation adjustment - Non Audited)				
4Q2025					
Revenues	172,909	191,907	92,587	1,732	459,135
Depreciation	(3,597)	(177)	(3,936)	-	(7,710)
Operating profit / (loss)	104,468	83,910	57,321	(75)	245,624
Investments in PPE	54,227	5,991	60,882	-	121,100
4Q2024					
Revenues	129,797	155,762	52,592	1,764	339,915
Depreciation	(1,344)	(276)	(1,367)	-	(2,987)
Operating profit / (loss)	82,500	70,424	32,460	(153)	185,231
Investments in PPE	27,749	3,368	60,767	-	91,884

Consolidated Statement of Financial Position
as of December 31, 2025 and 2024
(in million of Argentine pesos)

	12/31/2025	12/31/2024
Assets		
Non Current assets		
Property, plant and equipment	3,171,442	3,137,276
Investments in associates	5,340	1,612
Deferred income tax assets	52	6
Other receivables	431	575
Total non current assets	**3,177,265**	**3,139,470**
Current assets		
Other receivables	221,764	68,152
Inventories	10,365	4,821
Trade receivables	196,615	205,238
Contract assets	27	34
Financial assets at amortized cost	355,916	357,299
Financial assets at fair value through profit or loss	648,152	611,643
Cash and cash equivalents	804,107	78,895
Total current assets	**2,236,945**	**1,326,082**
Total Assets	**5,414,210**	**4,465,552**
Equity		
Common stock	971,540	971,540
Treasury shares	-	53,863
Cost of treasury shares	-	(97,455)
Issuance premium of treasury shares	(71,863)	(28,271)
Legal reserve	156,137	131,789
Reserve for capital expenditures, acqsuition of treasury shares and / or dividends	1,651,189	1,419,742
Accumulated retained earnings	420,860	486,946
Non Controlling interest	3	2
Total Equity	**3,127,865**	**2,938,158**
Liabilities		
Non-current liabilities		
Deferred income tax liabilities	240,518	235,079
Contract liabilities	137,865	146,961
Loans	1,460,728	659,998
Total Non-current Liabilities	**1,839,111**	**1,042,038**
Current liabilities		
Provisions	960	554
Contract liabilities	8,862	9,817
Other payables	347	321
Taxes payables	11,433	14,173
Income tax payable	52,628	230,851
Payroll and social security taxes payables	27,670	25,584
Loans	244,878	103,129
Trade payables	100,456	100,928
Total Current Liabilities	**447,234**	**485,357**
Total Liabilities	**2,286,345**	**1,527,394**
Total Equity and Liabilities	**5,414,210**	**4,465,552**

Consolidated Statement of Cash Flows for the fiscal years ended December 31, 2025 and 2024

(In million of Argentine Pesos)

	2025	2024
Cash flow provided by operating activities		
Total comprehensive income for the year	**420,860**	**486,945**
Reconciliation of net income to cash flow provided by operating activities:		
Depreciation of PPE	201,961	170,574
Reversal of Impairment of Property, plant and equipment	-	(52,127)
Disposal of PPE	6,851	3,701
Increase in allowances and provisions	594	(2,573)
Share of (gain) / loss from associates	(3,728)	(321)
Interest expense accrual	86,605	77,387
Results on other financial assets other than cash and cash equivalents	(187,579)	(246,522)
Income tax	223,183	278,804
Impairment of financial assets	11,079	-
Foreign exchange loss	156,274	112,036
Loss on monetary position	29,944	12,696
Changes in assets and liabilities:		
Trade receivables	(70,313)	(158,986)
Other receivables	(112,024)	(57,744)
Inventories	(6,700)	5,268
Trade payables	46,867	40,062
Payroll and social security taxes payable	8,222	17,395
Taxes payable	659	10,710
Contract assets	(1)	(8)
Other payables	103	223
Interest paid	(65,025)	(42,177)
Income tax paid	(186,113)	(5,250)
Contract liabilities	(10,052)	(13,178)
Cash flow provided by operating activities	**551,667**	**636,915**
Cash flow used in investing activities		
Additions to property, plant and equipment	(320,463)	(381,243)
Collections of financial assets not considered cash equivalents	(134,031)	(125,086)
Cash flow used in investing activities	**(454,494)**	**(506,328)**
Cash flow used in financing activities		
Proceeds from loans	887,257	770,028
Leasing payments	(828)	(1,001)
Payment of dividends	(231,152)	-
Payment of loans	(582)	(810,265)
Cash flow provided by / (used in) financing activities	**654,694**	**(41,239)**
Net variation in cash and cash equivalents	**751,867**	**89,348**
Cash and cash equivalents at the beginning of the period	78,895	18,904
Monetary result effect on cash and cash equivalents	(42,852)	(29,583)
Foreign exchange gain on cash and cash equivalents	16,198	225
Cash and cash equivalents at the end of the year	**804,107**	**78,895**

tgs

For additional information on tgs, please contact:

INVERSOR RELATIONS:
Finance and IR Manager
Leandro Perez Castaño

Investor Relations Officer
Carlos Almagro

Contact inversores@tgs.com.ar

MEDIA RELATIONS:
Institutional Relations Manager
Mario Yaniskowski

Contact: mario_yaniskowski@tgs.com.ar

tgs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: February 27, 2026.